SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 23, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event, the content of the letter addressed by the Chairman of the Board of Credicorp Ltd. (the ‘Company’), Dionisio Romero Paoletti, to the shareholders of the Company.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

Disclosure to Shareholders

Lima April 23, 2020

Dear Shareholders

Eleven years ago, on April 1, 2009, I assumed the role of Chairman of the Board of Credicorp. The responsibility I faced was immense: presiding over the main body of governance of a holding of financial companies, all of which are fundamentally intertwined with the economic fabric of the country. I took on this challenge with humility, enthusiasm and deep gratitude to the board and the hundreds of shareholders who deposited their trust in me.

It is important to reflect on the situation at hand when I became CEO. Our organization was still navigating in the choppy seas created by the financial crisis that engulfed the world in the second half of 2008. In 2009, the Peruvian economy grew by only 0.9%, which represented the lowest point recorded in the 21st century. Despite this backdrop, our excellent management team, aided by the commitment of our thousands of employees at our subsidiaries, led Credicorp to register solid results in 2009 and in the years that followed.

At the close of 2009, when signing the letter that accompanied the annual report in 2009, Walter Bayly, our general manager, and I communicated to Credicorp’s shareholders, and to our stakeholders in general, our objective moving forward : to strengthen our organization to sustain Peru’s uninterrupted growth over the next decade.

Today, in the context of a Covid-19 pandemic, the measures for social distancing that authorities have enacted in Peru, and in the other Latin American countries in which we operate, have led to dramatic declines in production and employment. This has been further exacerbated by an external shock of historic proportions. This context represents an even greater challenge to Credicorp than that posed by the financial crisis in 2008-2009 and I am certain that we will come out on the winning side of this battle.

To confront this pandemic and the unprecedented economic impact it originates, we will draw from the 130+ years of history, that of Banco de Credito in Peru, and rely on the experience of a solid team of leaders, who are prepared to tackle the challenges at hand and those to come.

This said, after a period of deep reflection, I have come to the conclusion that the situation requires a change in my role in the governing bodies of our organization. I believe that my largest contribution looking ahead will be to dedicate more of my time to my role as chairman of the board of our most important subsidiaries, BCP and Pacifico, which I was elected to oversee several years ago. For this reason, today I am communicating, via the corresponding channels, my decision not to run for a new period as director of Credicorp.

This office has represented both an honor and a permanent challenge, both of which have allowed me to grow personally and professionally. Today, I look back in retrospect on the past 11 years and am convinced that we have fully met the objectives outlined in the first letter sent more than a decade ago.

Credicorp employs the best talent in the financial industry, where it is present in more business lines than 11 years ago. During this period, we have demonstrated our vocation to developing a regional presence. In 2009, Credicorp possessed an indisputably solid group of subsidiaries, including BCP, Pacifico and Prima. Today we have expanded on this foundation, registering solid and promising growth in microfinance to be closer to SMEs when they need us the most, rolling out timely acquisitions of Edyficar and Mibanco in Peru; launching Encumbra in Colombia; and purchasing Bancocompartir, also in Colombia. Additionally, we have a unique regional platform for wealth management, asset management and investment banking, where we have pooled the capacities of BCP in Peru, IMTrust in Chile, as well as Correval, and most recently, Ultraserfinco, in Colombia. We have shored up Pacifico’s business in the insurance and health services lines with the assistance of a world-class partner: the United Health Group. Through initiatives such as Krealo and Yape, we intend to lead the wave of fintech.

Credicorp is solidly positioned in all of its lines of action and as such, my focus will be on my role as chairman of the board at BCP and Pacifico to effectively tackle the challenges created by the sanitary emergency and the deep -and hopefully temporary- recession that is on our doorstep. We have three clearly defined lines of action: containing the impact on business; contributing to the societies in which we operate; and protecting the jobs we generate. We have already taken important actions for the business over the last six weeks.

●	Maintenance of operating continuity in the context of stress created by COVID-19 and the subsequently higher demand for financial services.
●	Guaranteeing that our thousands of employees continue to work in optimum conditions; the majority of these individuals will work remotely from home while many others will be physically present at branches and offices, where they will be protected by all of the safety and prevention measures necessary.
●	Payment exemptions for our clients, including cost-free national drafts or interbank transfers as well as the reimbursement of payments for car insurance.
●	Facilities for loan payments through debt extensions or freezing of installments.
●	Management of liquidity and risks.

Our contributions to society have manifested on multiple fronts. The solidarity and commitment of our people during this difficult time have been impressive and are reflected in a large number of initiatives including:

●	Donation campaign #YoMeSumo (I Join) at BCP, which collected more than 126 million soles that will be donated to Peru’s most vulnerable families.
●	Participation in a cost-free initiative to distribute a bonus from the government of Peru for 2.7 million households that live in poverty and extreme poverty.
●	You Are Not Alone Fund at Pacifico, which provides life insurance to healthcare workers, the Police and Armed Forces.

I would like to end this letter by ratifying the results of another initiative that we have developed over the past 11 years to strengthen Credicorp: on-going improvement and constant innovation in corporate governance. In 2020, this line of work has become even more relevant. We are offering our shareholders a solid group of directors, who bring a diverse set of experiences, knowledge and trajectories to the table. We have also developed a new committee structure for the board to increase its independence and improve our decision-making processes. Additionally, we have launched an ambitious initiative to scale up our environmental, social and governance strategy (ESG).

Credicorp is in the best of hands. Our top-notch management team, which has consolidated over the years, is prepared to succesfully take on the challenges that lie ahead.

I would like to thank Credicorp’s shareholders, employees, clients and stakeholders for the trust they have placed in me over the last 11 years. I pledge my full commitment as we strive to rise above the global crisis that affects us all. My actions will be guided by one principle: working with the best interests of all in mind.

Dionisio Romero Paoletti

Chairman of the Board of Credicorp